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Prospectus Supplement to Prospectus dated April 10, 2000

$2,564,500,000
SLM Student Loan Trust 2000-3
Issuer
SLM Funding Corporation
Seller
Sallie Mae Servicing Corporation
Servicer
Floating Rate Student Loan-Backed Securities

        On April 26, 2000, the trust will issue:

	Class A-1 Notes		Class A-2 Notes		Certificates
	Class A-1T	Class A-1L	Class A-2T	Class A-2L	Certificates
Principal	$250,000,000	$1,160,500,000	—	$1,064,250,000	$89,750,000
Interest Rate	91-day T-Bill plus 0.84%	3-month LIBOR plus 0.075%	—	3-month LIBOR plus 0.19%	3-month LIBOR plus 0.55%
Maturity	April 25, 2008		April 27, 2015		January 27, 2020

The trust will make payments quarterly beginning October 25, 2000, primarily from collections on a pool of student loans. The trust will pay principal first pro rata to the class A-1 notes until paid in full and second pro rata to the class A-2 notes until paid in full. The trust will pay principal on the certificates after all classes of notes have been paid in full.

We are offering the notes and certificates through the underwriters at the prices shown below, when and if issued. The securities will not be listed on any exchange.

You should consider carefully the risk factors beginning on page S-16 of this supplement and on page 20 of the prospectus.

The certificates are interests in, and the notes are obligations of, the trust only. They are not interests in or obligations of SLM Holding Corporation, the seller, Sallie Mae, the servicer or any of their affiliates.

Neither the certificates nor the notes are guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Seller
Per Class A-1T Note	100.00%	0.2350%	99.7650%
Per Class A-1L Note	100.00%	0.2350%	99.7650%
Per Class A-2T Note	—	—	—
Per Class A-2L Note	100.00%	0.2650%	99.7350%
Per Certificate	100.00%	0.3225%	99.6775%

We expect the proceeds to the seller to be $2,558,734,833.75 before deducting expenses payable by the seller estimated to be $1,254,468.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

J.P. Morgan & Co.	Merrill Lynch & Co.

Chase Securities Inc.
Deutsche Banc Alex. Brown
First Union Securities, Inc.
Salomon Smith Barney

April 12, 2000

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on April 14, 2000 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/0000928385-00-001164-index.html. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing